MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

February 6, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

February 6, 2008 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces its intention to sell, by way of a non-brokered private placement, an aggregate of up to 4.8 million Units at a price of CDN $1.05 per Unit for gross proceeds of up to CDN $5.04 million (which may be increased by the Company).

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces its intention to sell, by way of a non-brokered private placement, an aggregate of up to 4.8 million Units at a price of CDN $1.05 per Unit for gross proceeds of up to CDN $5.04 million (which may be increased by the Company). The private placement will be on a best-efforts/commercially reasonable basis.

Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $1.35 for a period of 18 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should its common stock trade above CDN $2.00 for 20 consecutive trading days. The Units will be subject to a four-month trading restriction beginning on the day of issuance. A finders fee of 7% commission and 7% agent warrants will be payable on certain placees of the financing. Pacific Rim reserves the right to cancel or modify the type, nature and/or price of the Units, or to increase the amount of the offering, for any reason.

The proceeds of the financing will be used to fund the Company’s El Dorado and Santa Rita work programs, which the Company intends to accelerate upon the passing in El Salvador of new mining legislation that is expected in the coming months, and for general corporate purposes.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Ronda Fullerton, Corporate Secretary
(604) 689-1976

Item 8	Date of Report

February 6, 2008